

10035820

MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **H. Beck, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11140 Rockville Pike, Suite 400
(No. and Street)

Rockville	Maryland	20852
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric G. Meyers, President and Chief Executive Officer 301-468-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Eric G. Meyers**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **H. Beck, Inc.**, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Eric G. Meyers

President and Chief Executive Officer
Title

Julie C. Dungan commissioned as Julie C. Brigham
Notary Public Frederick Co., Maryland
My Commission Expires May 8, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

H. BECK, INC.

Table of Contents



KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Independent Registered Public Accounting Firm

Board of Directors
H. Beck, Inc.
Rockville, Maryland:

We have audited the accompanying statement of financial condition of H. Beck, Inc. (the Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of H. Beck, Inc. as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As described in note 2 to the accompanying statement of financial condition of H. Beck, Inc., stockholder's equity as of December 31, 2008 has been restated to correct a misstatement from the Company's previously issued financial statements, which were audited by other auditors.

/KPMG LLP
KPMG LLP

February 26, 2010

H. BECK, INC.

Statement of Financial Condition

December 31, 2009

Assets

Cash and cash equivalents	$	2,410,661
Investment in The Reserve Fund – Primary Fund		262,876
Deposits with clearing organizations		110,010
Commissions receivable		3,737,844
Accounts receivable from noncustomers, net of allowance for doubtful accounts of $14,216 at December 31, 2009		1,529,623
Due from affiliate		18,203
Other assets		14,057,307
Total assets	$	22,126,524

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	3,443,798
Accounts payable and accrued expenses		630,929
Due to affiliate		43,943
Total liabilities		4,118,670
Stockholder's equity:		
Common stock, par value $0.01 per share. Authorized 1,000 shares; issued and outstanding 810 shares		8
Additional paid-in capital		15,766,973
Retained earnings		2,240,873
Total stockholder's equity		18,007,854
Total liabilities and stockholder's equity	$	22,126,524

See accompanying notes to financial statements.

H. BECK, INC.

Statement of Financial Condition

December 31, 2009

(1) Nature of Business and Significant Accounting Policies

Nature of Business

H. Beck, Inc. (the Company), is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). The Company introduces its stock and bond customers to broker-dealers who will carry such accounts and will clear such transactions on a fully disclosed basis. The Company does not hold securities or carry margin accounts on behalf of customers.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customers' funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company is a wholly owned subsidiary of Securian Financial Group, Inc. (Securian).

A summary of the Company's significant accounting policies follows:

(a) ***Basis of Preparation***

The statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles, which require the use of estimates made by management. Actual results may vary from those estimates.

(b) ***Cash and Cash Equivalents***

The Company considers cash on hand and amounts on deposit in various financial institutions, including broker-dealers, and short-term liquid investments with original maturities of three months or less to be cash and cash equivalents.

(c) ***Accounts Receivable from Noncustomers***

Accounts receivable from noncustomers are carried at original invoice amount, less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by reserving against any accounts aged more than ninety days. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as income when received. Interest is not accrued on past-due accounts receivable balances.

(d) ***Fair Value Measurements***

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157), included in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurements and Disclosures*. SFAS 157 defines fair value as the price that would be received to sell an asset or paid

to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under SFAS 157 as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2 – Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities, and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

The Company has holdings in The Reserve Fund – Primary Fund (the Fund), a publicly traded mutual fund. During September 2008, the Fund "broke the buck" and all trading of this fund was subsequently halted. At this time, the value of the Fund was reduced from $1.00 per share to $0.97 per share, which is based on the value of the assets held by the Fund. The Company's investment in the Fund is frozen pending sale or maturity of the underlying fund assets. As the underlying portfolio assets of the Fund are sold or mature, investors in the Fund will receive periodic distributions of their investment from the Fund. These underlying assets will mature throughout 2010. Prior to September 2008, this investment was classified as a cash equivalent. This financial instrument is classified as Level 2 in the fair value hierarchy. Prior to September 2008, this financial instrument was classified as Level 1.

(e) Income Taxes

The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to

the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

The Company has a receivable of $1,005,392 due from Securian related to its current tax benefit.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence on a separate return basis. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Beginning with the adoption of FASB Interpretation No. (FIN) 48, *Accounting for Uncertainty in Income Taxes*, included in FASB ASC Subtopic 740-10, *Income Taxes – Overall*, as of January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FIN 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained. The adoption of FIN 48 did not have a material impact on the financial statements.

The Company is not currently under any federal or state income tax exams.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(g) New Accounting Standard

In June 2009, the FASB issued FASB Accounting Standards Codification (Codification) as the single source of authoritative accounting guidance used in the preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) for all nongovernmental agencies. Codification, which changed the referencing and organization of accounting guidance without modification of existing GAAP, is effective for periods ending after September 15, 2009. Since it did not modify GAAP, Codification did not have a material impact on the financial position of the Company.

(Continued)

(2) Restatement of Previously Issued Financial Statements

The statement of financial condition has been restated to correct a misstatement from the Company's previously issued financial statements, which were audited by other auditors.

As a result of Securian's purchase of the Company effective November 30, 2008, the Company received a tax benefit related to deductible goodwill under IRC Section §338(h)(10). Stockholder's equity as of December 31, 2008 has been restated to reflect the tax benefit.

(3) Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

		Fair value measurements at reporting date using		
	December 31, 2009 Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Investment in The Reserve Fund – Primary Fund	$ 262,876	—	262,876	—

(4) Related Party Transactions

The amount due to affiliate as of December 31, 2009 was $43,943. The due from affiliate of $18,203 relates to a miscellaneous receivable from another affiliated company.

As part of the consolidated federal income tax return filed by Securian, the Company has a receivable from Securian for its federal tax benefit of $1,005,392 at December 31, 2009. This amount is included in other assets on the accompanying statement of financial condition.

(5) Contingencies

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial statements.

(6) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends paid if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2009, the Company had net capital of $2,070,819, which was $1,796,241 in excess of required net capital of $274,578. The Company's ratio of aggregate indebtedness to net capital ratio was 1.99 to 1 at December 31, 2009.

(7) Income Taxes

Deferred tax assets and liabilities consisted of the following as of December 31, 2009:

Goodwill	$	13,812,147
State and operating loss		133,831
Net deferred tax asset	$	13,945,978

The Company has approximately $4.4 million of gross NOLs in various states which expire between 2013 and 2029.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(8) Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit

As a securities broker, the Company is engaged in buying and selling securities for corporations and institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of institutional banks, including other brokers and dealers, pension plans and monetary funds, and other financial institutions. The Company introduces these transactions to the clearing agent on a fully disclosed basis.

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agents provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by the clearing agents.

The Company maintains its cash in bank accounts, which, at times may exceed federally insured limits. The Company has not experienced any losses in such accounts for the year ended December 31, 2009.

(9) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 26, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.



KPMG LLP
1 East Pratt Street
Baltimore, MD 21202-1128

Report of Independent Registered Public Accounting Firm

The Board of Directors
H. Beck, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by H. Beck, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS report for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, if applicable.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

031165 FINRA DEC
H BECK INC 11*11
11140 ROCKVILLE PIKE STE 400
ROCKVILLE MD 20852-3104

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Don Butler 301-468-0100

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 25,862

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (7,595)
7/31/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 18,267

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 18,267

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 18,267

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

H. Beck, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 4th day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31st, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 44,824,254
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	28,443,513
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	665,492
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	53,643
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Sale of Limited Partnerships (Real Estate, Oil & Gas, Equipment Leasing)	5,316,619
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	34,479,263
2d. SIPC Net Operating Revenues	$ 10,344,991
2e. General Assessment @ .0025	$ 25,862
	(to page 1 but not less than $150 minimum)



H. BECK, INC.

Statement of Financial Condition

December 31, 2009

(With Registered Public Accounting Firm Report Thereon)

Filed as public information pursuant to Rule 17a-5(d)
under the Securities Act of 1934